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                     May 1, 2024

       Michael B. Maguire
       Chief Financial Officer
       Truist Financial Corporation
       214 North Tryon Street
       Charlotte, NC 28202

                                                        Re: Truist Financial
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-10853

       Dear Michael B. Maguire:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance